November 1, 2009

The Board of Directors
Jennison Natural Resources Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:           Management Fee Reduction:  Jennison Natural Resources Fund, Inc. (the “Fund”)

To the Board of Directors:

Effective November 1, 2009, Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed, through February 28, 2011, to waive a portion of the management fee that it would otherwise receive under the terms of the management agreement between PI and the Fund, as set forth below:

Effective as of November 1, 2009, PI agrees to a waiver equivalent to 0.05% of the management fee rate on average daily net assets over $4 billion that would otherwise be applicable under the terms of the management agreement.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:           /s/ Scott E. Benjamin
Name:           Scott E. Benjamin
Title:           Executive Vice President